Wellington Shields & Co., LLC	Dougherty & Company LLC
140 Broadway	90 South Seventh Street, Suite 4300
New York, New York 10005	Minneapolis, Minnesota 55402

April 4, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:         Sysorex Global Holdings Corp.

Registration Statement on Form S-1

File No. 333-191648

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, as amended, Wellington Shields & Co., LLC and Dougherty & Company LLC, as managing underwriters of the proposed offering of 3,333,333 shares of common stock of Sysorex Global Holdings Corp. (the “Company”), distributed copies of the Preliminary Prospectus dated April 4, 2014 as follows:

(1)

75  copies to institutions;

(2)

10  copies to FINRA members; and

(3)

151  copies to individual investors.

We have been informed by participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated April 4, 2014, are being distributed to all persons to whom it is expected confirmations of a sale will be sent; and we likewise so distribute copies to all customers of ours.

We have adequate capital to underwrite a “firm commitment.”

In connection with the above referenced Registration Statement on Form S-1 of the Company, the undersigned hereby joins the request of the Company that the effectiveness of the above referenced Registration Statement be accelerated to 4:00 p.m. Eastern time on April 8, 2014, or as soon thereafter as practicable.

Very truly yours,

Wellington Shields & Co., LLC

By: /s/Ed Cabrera

Name: Ed Cabrera

Title: Head of Investment Banking

Dougherty & Company LLC

By: /s/ Jacob Dubois

Name: Jacob Dubois

Title: Senior Vice President